SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      SCHEDULE 13D
                         Under the Securities Exchange Act of 1934
                                     Amendment No. 2

                                  Milwaukee Land Company
                                  ------------------------
                                    (Name of Issuer)

                               Common Stock, $.30 par value
                              (Title of class of securities)

                                         602302101
                                       (CUSIP Number)

                                   Michael P. Maloney, Esq.
                      Senior Vice President, General Counsel and Secretary
                                  Orion Capital Corporation
                                      600 Fifth Avenue
                                  New York, New York  10020
                                       (212) 332-8080

--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                     April 10, 1997
--------------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement and is filing this statement because of Rule 13d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:  []




                            (Continued on following pages)
                                   Page 1 of 23 Pages

                            Exhibit Index appears on Page 9

CUSIP No. 602302101
--------------------------------------------------------------------------------


1)  Names of Reporting Persons           (a) Orion Capital Corporation
    S.S. or IRS Identification               IRS No. 95-6069054
    Nos. of Above Persons                (b) Connecticut Specialty Insurance
                                             Company
                                             IRS No. 06-1121822
                                         (c) Design Professionals Insurance
                                             Company
                                             IRS No. 94-2319176
                                         (d) EBI Indemnity Company
                                             IRS No. 06-1092819
                                         (e) The Fire & Casualty Insurance
                                             Company of Connecticut
                                             IRS No. 06-0640218
                                         (f) Security Insurance Company
                                             of Hartford
                                             IRS No. 06-0529570
                                         (g) The Connecticut Indemnity Company
                                             IRS No. 06-0303520
                                         (h) Guaranty National Corporation
                                             IRS No. 84-0445021
                                         (i) Guaranty National Insurance Company
                                             IRS No. 86-0638259



--------------------------------------------------------------------------------
2) Check the Appropriate Box if a        (a)
   Member of a Group                     (b) X
                                         (c) X
                                         (d) X
                                         (e) X
                                         (f) X
                                         (g) X
                                         (h) X
                                         (i) X


   (See Instructions)

--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds                       (a) AF
   (See Instructions)                    (b) WC
                                         (c) WC
                                         (d) WC
                                         (e) WC
                                         (f) WC
                                         (g) WC
                                         (h) AF
                                         (i) WC


________________________________________________________________________________
5) Check if Disclosure of Legal
   Proceedings are Required
   Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6) Citizenship or Place of               (a) Delaware
   Organization                          (b) Connecticut
                                         (c) California
                                         (d) Connecticut
                                         (e) Connecticut
                                         (f) Connecticut
                                         (g) Connecticut
                                         (h) Colorado
                                         (i) Colorado

                (7) Sole Voting
Number              Power                97,300
of Shares       (8) Shared Voting
Beneficially        Power
Owned by        (9) Sole Dispositive
Each Reporting      Power                97,300
Person With    (10) Shared Dispositive
                    Power
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person      97,300
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)               5.8%
--------------------------------------------------------------------------------
14)  Type of Reporting Person            (a) CO, HC
     (See Instructions)                  (b) CO, IC
                                         (c) CO, IC
                                         (d) CO, IC
                                         (e) CO, IC
                                         (f) CO, IC
                                         (g) CO, IC
                                         (h) CO, HC
                                         (i) CO, IC

Item 1.  Security and Issuer.
         --------------------

     This statement relates to the Common Stock, $.30 par value (the "Common Stock"), of the Milwaukee Land Company ("MLC"). The principal executive offices of MLC are located at 547 W. Jackson
Boulevard, Chicago, Illinois 60661.

Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020, six of Orion's wholly-owned subsidiaries, together with Guaranty National Corporation, an affiliate of Orion and one of its subsidiaries. The six wholly-owned subsidiaries of Orion are as follows: Connecticut Specialty Insurance Company. ("CSIC"), a Connecticut corporation; Design Professionals Insurance Company ("DPIC"), a California corporation; EBI Indemnity Company ("EBIC"), a Connecticut corporation; The Fire & Casualty Insurance Company of Connecticut ("F&C"), a Connecticut corporation; Security Insurance Company of Hartford ("SICH"), a Connecticut cor-poration; and The Connecticut Indemnity Company ("CIC") a Connecticut corporation. (The six subsidiaries listed above are sometimes referred to herein as the "Subsidiaries.") The principal offices of the Subsidiaries are located at 9 Farm Springs Road, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of the Subsidiaries. The Subsidiaries underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets.

     Orion owns approximately 81.0% of the common stock of Guaranty National Corporation ("GNC"), a Colorado corporation; and GNC, in turn, owns all of the outstanding common stock of Guaranty National Insurance Company ("GNIC"), a Colorado corporation. (GNC and its subsidiary GNIC are sometimes referred to herein as the "Affiliates.") The principal offices of the Affiliates are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112. GNIC underwrites and sells non-standard commercial and personal automobile insurance.
     The executive officers and directors of Orion and each of the Subsidiaries and Affiliates, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Exhibit C hereto.
    Each of the persons listed in Exhibit C hereto is a citizen of the United States, except for Gordon F. Cheesbrough, Graham A. Addington and Aileen Ekmekjian, who are citizens of Canada. Graham
A. Addington, who has dual citizenship, is also a citizen of the United Kingdom. Neither Orion, any of the Subsidiaries, nor either of the Affiliates, nor to their best knowledge, any executive officer or director of Orion, any of the Subsidiaries or either of the Affiliates has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicialor administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
                                - 5 -

     This statement amends Items 2, 3 and 5 of the Schedule 13D dated July 22, 1993 and Amendment No. 1 to Schedule 13D dated July 28, 1993 and filed with the Commission by Orion and its Subsidiaries and Affiliates by adding to such items the information contained herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         ---------------------------------------------------

     The MLC Common Stock referred to in Item 5 hereof has been sold subsequent to July 22, 1993 with $122,573.00 received as consideration.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

     As of June 18, 1993, Orion and its Subsidiaries and Affiliates owned a total of 51,500 shares of the common stock of Chicago Milwaukee Corporation ("CMC"), a closed end management investment company. All of these shares have been owned for more than 60 days. CMC distributed to its shareholders the Common Stock of MLC on a share-for-share basis. As shareholders of CMC on June 18, 1993, the record date for the distribution, Orion and its Subsidiaries and Affiliates received a total of 51,500 shares of MLC Common Stock on June 30, 1993, the distribution date. In addition SICH purchased 39,100 shares of MLC Common Stock in the open market.
      Since the initial filing on Schedule 13D, SICH purchased an additional 22,500 shares of MLC Common Stock on the dates and at the prices set forth in Exhibit A hereto. Since Amendment No. 1 to the
Schedule 13D, the Subsidiaries sold 15,800 shares of MLC Common Stock on the dates and the price set forth in Exhibit B hereto. All of the shares were purchased or sold in open market transactions on the American Stock Exchange.
     According to the MLC Information Statement dated June 6, 1996, there were 1,671,238 shares of MLC Common Stock issued and outstanding. Orion may be deemed to be the beneficial owner of all shares of MLC Common Stock owned by the Subsidiaries and the Affiliates. The Subsidiaries and the Affiliates own 97,300 shares in the aggregate, of which 51,500 were received in the June 30 distribution and a total of 61,600 shares were purchased in the open market prior to July 22, 1993 and 15,800 were sold in the open market thereafter. Such shares represent approximately 5.8% of MLC's Common Stock. Of the 97,300 shares, SICH owns 32,000 shares, CIC owns 27,200 shares, DPIC owns 2,700 shares, F&C owns 23,100 shares, CSIC owns 2,000 shares; EBIC owns 3,800 shares; and GNIC owns the balance of 6,500 shares.

                             Signatures
                             -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               ORION CAPITAL CORPORATION



                               By: /s/ W. Marston Becker
                                  ----------------------------
                                       W. Marston Becker
                                       Chairman of the Board and
                                       Chief Executive Officer


                               CONNECTICUT SPECIALTY INSURANCE
                               COMPANY

                               DESIGN PROFESSIONALS INSURANCE
                               COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE & CASUALTY INSURANCE
                               COMPANY OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF
                               HARTFORD

                              THE CONNECTICUT INDEMNITY COMPANY



                               By: /s/ W. Marston Becker
                                  --------------------------------
                                       W. Marston Becker
                                       Chairman of the Board


                                GUARANTY NATIONAL CORPORATION

                                GUARANTY NATIONAL INSURANCE COMPANY


                                By: /s/ W. Marston Becker
                                  --------------------------------
                                       W. Marston Becker
                                       Chairman of the Board

Dated:  April 18, 1997

                              EXHIBIT INDEX


Exhibit                                                    Page
-------                                                    ----



  A           List of Purchases of MLC Common Stock        10

  B           List of Sales of MLC Common Stock            11


  C           List of Executive Officers and Directors     12

                              EXHIBIT A

                      Purchases of MLC Common Stock
                      ------------------------------


                                                          Price
                                                          Per Share
                                           Number of     (including
Date                Purchaser              Shares        Commission
----                ---------              ---------     ----------
7/20/93               SICH                 2,500            $ 7.175
7/20/93               SICH                   500              7.05
7/23/93               SICH                 2,000              7.05
7/23/93               SICH                 2,500              6.925
7/26/93               SICH                 2,500              6.55
7/26/93               SICH                 2,500              6.80
7/27/93               SICH                 2,000              6.425
7/28/93               SICH                   500              6.425
7/28/93               SICH                 2,500              6.30
7/29/93               SICH                 2,500              6.05
7/29/93               SICH                 2,500              6.175

                              EXHIBIT B

                      Sales of MLC Common Stock
                      --------------------------




                                                          Price
                                                          Per Share
                                           Number of     (including
Date                Seller                 Shares        Commission)
----                ------                 ---------     -----------

1/08/96              SICH                   1,800           $ 6.44
1/10/96              SICH                   4,000             6.44
4/09/96              SICH                   5,000             8.46
4/10/96              SICH                   5,000             8.585

                        EXHIBIT C

                                        Principal Occupation
Name and Address                        or Employment
-----------------                       ----------------------

W. Marston Becker (1--9)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
9 Farm Springs Road                     Orion and each of the
Farmington, CT 06032                    Subsidiaries

Gordon F. Cheesbrough (1)               Chairman and Chief
Scotia Capital Markets                  Executive Officer,
40 King Street West                     ScotiaMcLeod, Inc.,
Scotia Plaza, 66th Floor                Canadian investment
Toronto, Ontario M5W 2X6                dealers
Canada

Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue, 30th Floor          Manhattan Company, invest-
New York, New York, l0022               ment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Victoria R. Fash (1)                    Executive Vice President
Cognizant Corporation                   and Chief Financial
200 Nyala Farms Road                    Officer of Cognizant
Westport, Connecticut 06880             Corporation

Alan R. Gruber (1--9)                   Chairman of the Executive
Orion Capital Corporation               and Investment Committees
600 Fifth Avenue                        and Senior Executive
New York, New York 10020                Consultant to Orion;
                                        Chairman of the Board
                                        of GNC and GNIC

Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company Company             Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company

------------------------------------------------------------------
(l)  Director of Orion               (5)  Director of SICH
(2)  Director of CSIC                (6)  Director of CIC
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of GNC
                                     (9)  Director of GNIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron Inc.


James K. McWilliams (l)                 Proprietor of McWilliams &
2288 Broadway                           Company and General
San Francisco, California 94115         Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1 & 8)               Senior Executive
87 Farm Lane                            Consultant to Orion
South Dennis, Massachusetts 02660



William J. Shepherd (l & 8)             Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship, Graduate
Laughlintown, Pennsylvania 15655        School of Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh,
                                        a non-profit corporation
                                        encouraging and supporting
                                        entrepreneurial businesses


Roger B. Ware (1 & 8)                   Senior Consultant to
Guaranty National Corporation           Guaranty National
9800 South Meridian Boulevard           Corporation
Englewood, CO 80112




-----------------------------------------------------------------
(l)  Director of Orion
(8)  Director of GNC

                                       Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond W. Jacobsen (2--7)              Senior Vice President of
Orion Capital Corporation               Orion, CIC, EBIC, F&C,
9 Farm Springs Road                     DPIC and SICH; Chairman of
Farmington, Connecticut 06032           EBIC



Daniel L. Barry (2--7)                  Senior Vice President and
Orion Capital Corporation               Chief Financial Officer of
9 Farm Springs Road                     Orion, CSIC, EBIC, F&C,
Farmington, Connecticut 06032           DPIC, SICH and CIC

Michael P. Maloney, Esq. (2--7)         Senior Vice President,
Orion Capital Corporation               General Counsel and
600 Fifth Avenue                        Secretary of Orion;
New York, New York l0020                Senior Vice President,
                                        Chief Legal Officer
                                        and Assistant Secretary
                                        of each of the Sub-
                                        sidiaries and Assistant
                                        Secretary of GNC


William G. McGovern                     Senior Vice President and
Orion Capital Corporation               Chief Actuary of Orion;
9 Farm Springs Road                     Senior Vice President and
Farmington, Connecticut 06032           Chief Actuary of each of

                                        the Subsidiaries


Vincent T. Papa (2--8)                  Senior Vice President
Wm. H. McGee & Co., Inc.                of Orion; Chairman of
Four World Trade Center                 Wm. H. McGee & Co.; Inc.,
Suite 6274                              a wholly-owned subsidiary
New York, New York 10048                of Orion; and Senior Vice

                                        President of each of the

                                        Subsidiaries


-----------------------------------------------------------------
(2)  Director of CSIC                (6)  Director of CIC
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of GNC
(5)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond J. Schuyler (2--7)              Senior Vice President and
Orion Capital Corporation               Chief Investment Officer
600 Fifth Avenue                        of Orion; Senior Vice
New York, New York 10020                President-Investments of
                                        each of the Subsidiaries
                                        and Vice President-Invest-
                                        ments of GNC and GNIC

Jonathan H. Gice (2--7)                 Vice President of Orion;
EBI Companies                           President of EBIC; Vice
325 North Corporate Drive               President of CIC, F&C
Brookfield, Wisconsin 53045             and SICH


Lawrence D. Nolen                       Vice President of CIC,
Orion Capital Companies                 SICH and F&C
312 Farmington Avenue
Farmington, Connecticut 06032


Ralph M. Herrmann                       Senior Vice President
Orion Capital Companies                 of CIC, EBIC and F&C
9 Farm Springs Road
Farmington, Connecticut 06032


Eva Schlehofer                          Vice President of CSIC,
Orion Capital Companies                 F&C, SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032


Stanley G. Fullwood (2--7)              Vice President, General
Orion Capital Companies                 Counsel and Secretary
9 Farm Springs Road                     of each of the Sub-
Farmington, Connecticut 06032           sidiaries


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of Orion and
Farm Springs Road                       each of the Subsidiaries
Farmington, Connecticut 06032






-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CIC
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C
(5)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Stephen M. Mulready (2--7)              Vice President of Orion;
Orion Capital Companies                 President of CSIC and Vice
9 Farm Springs Road                     President of F&C, SICH and
Farmington, Connecticut 06032           CIC


Thomas M. Okarma (2--7)                 Vice President of Orion;
DPIC Companies                          President of DPIC and Vice
2959 Monterey/Salinas Highway           President of SICH and CIC
Monterey, California 93940


Angelica T. Cantlon                     Vice President of Orion,
Orion Capital Companies                 Vice President-Human
9 Farm Springs Road                     Resources of each of the
Farmington, Connecticut 06032           Subsidiaries


Robert T. Claiborne                     Vice President, Portfolio
Orion Capital Corporation               Manager and Director of
600 Fifth Avenue                        Research of Orion and each
New York, New York 10020                of the Subsidiaries


Claudia F. Lindsey                      Vice President of Orion
9 Farm Springs Road                     and Vice President-
Farmington, Connecticut 06032           Business Development of
                                         each of the Subsidiaries


Victor L. Matthews                      Vice President and
Orion Capital Corporation               Controller of Orion
600 Fifth Avenue
New York, New York 10020


David B. Semeraro                       Vice President of Orion
Orion Capital Companies                 and Vice President and
9 Farm Springs Road                     Chief Information Officer
Farmington, Connecticut 06032           of each of the Sub-
                                        sidiaries


Kevin W. Sullivan                       Vice President and
Orion Capital Corporation               Assistant Chief Invest-
600 Fifth Avenue                        ment Officer of Orion
New York, New York 10020                and each of the Sub-
                                        sidiaries


-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CIC
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C
(5)  Director of SICH

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

William M. Beers                        Vice President and
DPIC Companies                          Assistant Secretary of
2959 Monterey/Salinas Highway           each of the Subsidiaries
Monterey, California 93940


Leland H. Beman                        Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Anne Campbell                          Vice President of CSIC, F&C
Orion Capital Companies                SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032


Thomas A. Clark                        Vice President of CSIC, F&C
Orion Capital Companies                SICH and CIC
9 Farm Springs Road
Farmington, Connecticut 06032


Robert A. Lightfoot, Jr.               Vice President of CSIC
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Richard C. Tardif                      Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Peter M. Vinci                         Vice President and
Orion Capital Companies                Controller of each of the
9 Farm Springs Road                    Subsidiaries
Farmington, Connecticut 06032


James W. Webb                          Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Kimberley J. Delany                     Vice President of EBIC,
EBI Companies                           F&C and CIC
12770 Coit Road
Dallas, TX 75251

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Graham A. Addington                     Senior Vice President of
DPIC Companies                          DPIC and Vice President
155 University Avenue                   of SICH
Toronto, Ontario M5H 3B7
Canada


David J. Vermeulen                     Vice President of SICH and
DPIC Companies                         Senior Vice President of
2959 Monterey/Salinas Highway          DPIC
Monterey, California 93940


Florence E. Whitmore                   Vice President of SICH and
DPIC Companies                         Senior Vice President of
2959 Monterey/Salinas Highway          DPIC
Monterey, California 93940


A. Russell Chaney                      Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Richard D. Crowell                     Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


William M. Demmon                      Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Patrick C. Ryan                        Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Theresa A. Buckley                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Paul T. Carroccio                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Betty J. Crane                         Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


John P. Doran                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Aileen Ekmekjian                       Vice President of DPIC
DPIC Companies
155 University Avenue
Toronto, Ontario M5H 3B7
Canada


Richard Hardeman                       Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Gail A. Johnson                        Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Edmund Kelly                           Vice President-Finance of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Patricia Marshall                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


William T. Meisen                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Andrea K. Mennenga                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Andrea L. Peck                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Denise D. Rose                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Stephen F. Saunders                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Charles Wilson, III                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Dr. Tucker Hart Adams (8)               President of The
The Adams Group                         Adams Group
4822 Alteza Drive, Ste. 300
Colorado Springs, Colorado 80917


Dennis J. Lacey (8)                     President and Chief
Capital Associates International, Inc.  Executive Officer of
7175 W. Jefferson Avenue                Capital Associates
Lakewood, Colorado 80235                International, Inc.


M. Ann Padilla (8)                      President and Chief
Sunny Side Inc./Temp Side               Executive Officer of
210 University Boulevard, #550          Sunny Side Inc./Temp Side
Denver, Colorado 80206-4622


Richard R. Thomas (8)                   Chairman of the Board
Adco General Corporation                and Chief Executive
1080 Kalamath Street                    Officer of Adco General
Denver, Colorado 80204                  Corporation


James R. Pouliot (8 & 9)                President and Chief
Guaranty National Corporation           Executive Officer of
9800 South Meridian Boulevard           GNC and GNIC
Englewood, Colorado 80112

------------------------------------------------------------------
(8)  Director of GNC                     (9)  Director of GNIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Michael L. Pautler (9)                  Senior Vice President-
Guaranty National Corporation           Finance/Treasurer and
9800 South Meridian Boulevard           Corporate Information
Englewood, Colorado 80112               Systems of GNC and GNIC


Richard M. Beverage                     Senior Vice President of
Guaranty National Corporation           GNC and Senior Vice
9800 South Meridian Boulevard           President - Chief Actuary
Englewood, Colorado 80112               of GNIC


Arthur J. Mastera (9)                   Senior Vice President of
Guaranty National Corporation           GNC and Senior Vice
9800 South Meridian Boulevard           President - Chief Admini-
Englewood, Colorado 80112               strative Officer of GNIC


Jackie L. Melton                        Senior Vice President of
Guaranty National Corporation           GNC
9800 South Meridian Boulevard
Englewood, Colorado 80112


Fred T. Roberts (9)                     Senior Vice President of
Guaranty National Corporation           GNC and GNIC; President,
9800 South Meridian Boulevard           Commercial Lines
Englewood, Colorado 80112


Charles B. Ruzicka                      Senior Vice President of
Guaranty National Corporation           GNC and Senior Vice Presi-
9800 South Meridian Boulevard           dent Information Services
                                        of GNIC


Philip H. Urban                         Senior Vice President of
Guaranty National Corporation           GNC and GNIC; President,
9800 South Meridian Boulevard           Personal Lines
Englewood, Colorado 80112


Charles E. Hansen (9)                   Vice President of GNIC
Guaranty National Corporation
9800 South Meridian Boulevard
Englewood, Colorado 80112


Robert N. Billings                      Senior Vice President -
Guaranty National Corporation           General Commercial Divi-
9800 South Meridian Boulevard           sion of GNIC
Englewood, Colorado 80112

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(9) Director of GNIC

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Gregory J. Madson                       Senior Vice President
Guaranty National Corporation           of GNIC
9800 South Meridian Boulevard
Englewood, Colorado 80112


Roy Vega                                Senior Vice President -
Guaranty National Corporation           Collateral Protection
9800 South Meridian Boulevard           Division of GNIC
Englewood, Colorado 80112


Robert D. Wilkes                        Senior Vice President
Guaranty National Corporation           of GNIC
9800 South Meridian Boulevard
Englewood, Colorado 80112

Cheryl A. Bishop                        Vice President -
Guaranty National Corporation           Marketing of GNIC
9800 South Meridian Boulevard
Englewood, Colorado 80112


Robert A. Cordell                       Vice President -
Guaranty National Corporation           Controller, Personal
9800 South Meridian Boulevard           Lines of GNIC
Englewood, Colorado 80112


James B. Craft                          Vice President -
Guaranty National Corporation           General Counsel
9800 South Meridian Boulevard           of GNIC
Englewood, Colorado 80112


Daniel D. Haug                          Vice President -
Guaranty National Corporation           Warranty and Office
9800 South Meridian Boulevard           Services, Assistant
Englewood, Colorado 80112               Secretary of GNIC


Patricia T. Hemley                      Vice President -
Guaranty National Corporation           Controller, Commercial
9800 South Meridian Boulevard           Operations of GNIC
Englewood, Colorado 80112


Dwight L. Moen                          Vice President -
Guaranty National Corporation           Commercial Lines
9800 South Meridian Boulevard           Claims of GNIC
Englewood, Colorado 80112

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

James E. Morey                          Vice President of GNIC
Guaranty National Corporation
9800 South Meridian Boulevard
Englewood, Colorado 80112


James F. Smith                          Vice President -
Guaranty National Corporation           California Claims
9800 South Meridian Boulevard           Operations of GNIC
Englewood, Colorado 80112


Gregory R. Spadinger                    Vice President of GNIC
Guaranty National Corporation
9800 South Meridian Boulevard
Englewood, Colorado 80112